Deutsche Bank November 17, 2025 Investor Relations Investor Deep Dive 2025 Corporate Bank Exhibit 99.6

Deutsche Bank Investor Deep Dive 2025 2Corporate Bank, Fabrizio Campelli Best positioned to capture German opportunity Leverage global network capabilities Scalable platform ready to grow

Corporate Bank at a glance

Clear leader in Germany, at the heart of our Hausbank offering to corporate clients

Global connectivity empowering cross-border trade and capital flows

Services platform enabling cross-divisional monetization and meeting future client needs

#1	#1	#1
EUR Clearer[1]	World's Best Corporate Trust Bank[2]	Transaction Bank Asia Pacific[3]

Net revenues
2025 FC, in € bn


~32
Group
~7.4
Institutional Client Services
by business
Corporate Treasury Services
Business Banking
APAC & MEA
by geography
Americas
Europe
Germany

Note: for footnotes and glossary on abbreviations refer to slides 18 and 19 respectively

Deutsche Bank Investor Deep Dive 2025 Corporate Bank, Fabrizio Campelli 3

A unique network proposition

Global network with deep local knowledge[1]

~60
Local market presence

140+
Correspondent network countries

#1
USD clearer among Eurozone banks[2]

Leading European Corporate Bank with global reach

>40%
Clients outside Germany[3]

>50
#1 emerging markets awards across CB[4]

#1
Non-local bank in 18 APAC / MEA markets[5]

Cross-border powerhouse

Gateway to Germany	**#1** Germany in-/out-bound Trade Finance and Cash Management[6]
Cross-border payments	**>€ 250tn** Annual cross-border payment volume
Local market expertise	**~€ 4.0tn** Assets under Custody in 30 markets[7]
Global corridors	**>33%** Corporates and FI clients with cross-border revenues

Deutsche Bank Investor Deep Dive 2025 Corporate Bank, Fabrizio Campelli 4

Foundations established for growth

Increased business momentum

Revenues
in € bn



10% CAGR
4% CAGR
8% CAGR
5.2
7.5
7.4
+7 ppts
DB vs. revenue pool growth[1]
2021
NII expansion[2]
Growth
2024
NII contraction & episodic impacts[3]
Growth
2025 FC

Platform investments – positioned to scale

Platform investments – positioned to scale	Performance indicators 2021-2025
Expanded client footprint	+~15% Revenue-generating staff
Accelerated targeted client acquisition	+3,600 Large Corps + FIs
Executed Cash platform upgrades	+15% Deposits
Established strategic Custody partnership	+70% Assets under Custody[4]

Deutsche Bank Investor Deep Dive 2025 Corporate Bank, Fabrizio Campelli 5

Strategy 2028: European cross-border powerhouse

Performance indicators 2025-2028

		Performance indicators 2025-2028
Focused growth	▪ **Scale up current footprint**: Corporate MNC, Institutional & NBFI platforms ▪ **Strengthen Germany**: fiscal expansion ▪ **Invest in acquiring clients**: SME, MidCaps, FinTech and exporters ▪ **Further leverage the Global Hausbank**: cross collaboration with IB, PB and AM	~8% Revenue CAGR
Scalable operating model	▪ **Invest in new client solutions**: products, scaled payments, faster execution through AI ▪ **Double down on process efficiency**: end-to-end process re-design ▪ **Risk management**: continued focus on risk and controls	<20% Marginal cost/income ratio
Strict capital discipline	▪ **Optimize capital**: re-allocation of TF&L RWA into areas with higher returns ▪ **Adopt client-level SVA**: relationship driven SVA analytics and plans ▪ **Drive balance sheet velocity**: distribution-led structuring, de-risking strategies	~€ 1bn SVA accretion

Deutsche Bank Investor Deep Dive 2025 Corporate Bank, Fabrizio Campelli 6

Focused growth

Leverage platform to accelerate growth

Scaled growth

Revenues
in € bn


~8% CAGR
5.2
0.8
1.3
3.1
7.4
1.3
1.9
4.2
2021
2025 FC
2028
CTS
ICS
BB

Defined strategic actions

Scale up current footprint
- Hire +10% coverage & sales to deepen MNC product density
- Deepen EUR clearing; regain market share in USD clearing
- Scale institutional issuers and NBFI partners

Strengthen Germany
- Re-align to support fiscal expansion, defense & infrastructure
- Renew focus on senior leadership and talent

Invest in acquiring clients
- Expand Business Banking omni-channel and digital capabilities
- Roll out coverage model to European MidCaps
- Push for European trade corridors and fast-growing segments

Performance indicators
2025-2028

~25%
Revenue growth in Germany

+200k
New Business Banking clients

+15%
Revenue CAGR with FinTech & NBFIs

2x
USD clearing market share

Deutsche Bank Investor Deep Dive 2025 Corporate Bank, Fabrizio Campelli 7

Leveraging the Global Hausbank



Corporate Bank
Investment Bank
Private Bank
Asset Management
13k+
Large Corps
19k+
Mid-
Caps
~25k
Clients
jointly
covered
11k+
Inst. &
Govt.
~800k
SMEs

Performance indicators

+~20%	+~80%	+~45%
# of clients with 6+ products[1]	CB revenues with FIs[2]	FIC products sold to CB clients[3]

IB shared clients

- Unified coverage tooling from 10 to 1 CRM system
- Expanded joint CB-IB coverage of corporate clients
- Integrated FX services into all CB clients

Private Bank

- Joint CB-PB lead generation with entrepreneurs
- B2B2C solutions on card issuance with PB

Asset Management

- CB-AM origination opportunities, e.g., in Alternative assets
- Tokenized Money Market Fund solutions with AM

Deutsche Bank Investor Deep Dive 2025 Corporate Bank, Fabrizio Campelli 8

Scalable operating model

Scaling up our operating model

Client experience
- Digitization of client processes and workflows
- Reduced time for SME & MidCap onboarding & credit decisions by >95%
- Digital self-service capabilities & 100% API access to offerings

Continuous innovation
- Transformation in Digital Finance (DLT, Tokenization, Stablecoins)
- Cloud-based technology platform enabling scale
- AI-driven portfolio monitoring capability, embedded in CRM system

Operating leverage
- End-to-end process re-engineering
- Integration of bank-wide Payment & Lending platforms
- Growth underpinned with continued control enhancements

Cost/income ratio improvement


88%
62%
<55%
<20%
Marginal CIR
2021
2025 FC
2028

Performance indicators

2028

>€ 1.4bn technology spend[1]

100%	~20%	+40%	+30ppts
AI core processing systems[2]	Reduction in apps	Client STP	Apps to cloud

Tech enabled benefits in 2028

~€ 1.1bn	Revenue growth	>€ 180m	Run-rate savings[3]

Deutsche Bank Investor Deep Dive 2025 Corporate Bank, Fabrizio Campelli 9

Continued innovation to align to client needs

	Core corporate franchise	Global Custodians & NBFI	FinTech, Platform & Digt. Economy
Current proposition	▪ Global network, local knowledge ▪ Bank-wide solutions	▪ Treasury, Investor and Issuer ▪ FastTrack onboarding & conversion	▪ From founding to IPO ▪ Global Risk & Regulatory Advisory
Example client solutions	Treasury solutions, payments, liquidity BMW GROUP One of Europe's largest loyalty programs	Advisory, Risk Management, Financing Blackstone Leading domestic custody provider STATE STREET	Virtual accts & infrastructure scale PayPal Digital asset custody, safekeeping CIRCLE
Future investments	▪ AI-led onboarding automation ▪ DB powered multi-bank integrator	▪ Expansion into key NBFI centers ▪ Custody platform uplift	▪ Tokenized offering acceleration ▪ B2C Commerce Solutions

Deutsche Bank Investor Deep Dive 2025 Corporate Bank, Fabrizio Campelli 10

Deutsche Bank Investor Deep Dive 2025 Optimize and re-deploy capital 11 ▪ Optimize client-level capital through SVA analytics to improve or exit non-SVA accretive portfolios ▪ Maximize relationship lending book returns ▪ Re-allocate sub-hurdle TF&L RWA to growth and support Germany ▪ Grow structured trade and lending products ▪ Increase balance sheet velocity through distribution, syndication and SRTs 2021 2025 FC TF&L optimization Redeploy- ment OpRisk 2028 65 74 2021 2025 FC 2028 4% 15% > 20% RoTE in % Revenue/ RWA ratio1 ~€ 1bn SVA accretion >(15)% of CB RWA 9% 12% 15% Marginal revenue/ RWA ratio1 Optimized RWA allocation Disciplined capital deployment RWA in € bn Strong contribution to Group SVA Corporate Bank, Fabrizio Campelli Strict capital discipline

Deutsche Bank Investor Deep Dive 2025 12 Our path forward 2028 ambitions ▪ Clear strategy to deliver growth, leveraging global network capabilities and our strengths across the Hausbank ▪ Uniquely positioned to capture German opportunity ▪ Technology-led transformation and capital optimization drive scalability ~8% Revenue CAGR <55% Cost/income ratio >20% RoTE ▪ Fundamentally transformed business platform poised for growth Corporate Bank, Fabrizio Campelli ▪ Product offering critical to all clients of the bank

Deutsche Bank Investor Deep Dive 2025 13Corporate Bank, Fabrizio Campelli

Deutsche Bank Investor Deep Dive 2025 14 Appendix Corporate Bank, Fabrizio Campelli

Corporate Bank at a glance

Business	Revenue / growth	Product	Description
Corporate Treasury Services	€ 4.2bn *2025 FC Rev* ~9% *'25-'28 CAGR*	Corporate Cash Management	Integrated payment, liquidity and FX solutions in >130 currencies
		Trade Finance & Lending	Global financing and support working capital needs
Institutional Client Services	€ 1.9bn *2025 FC Rev* ~5% *'25-'28 CAGR*	Institutional Cash Management	Cross-border correspondent network with multi-currency clearing
		Trust & Securities Services	Debt & equity capital markets, custody, clearing and fund services
Business Banking	€ 1.3bn *2025 FC Rev* ~9% *'25-'28 CAGR*	Accounts	Omni-channel SME offering across 3 brands, delivering standardized Cash and Lending product suite
		Payments	
		Lending	

Revenues by region (2025 FC)



Germany
APAC & MEA
Americas
Europe



Germany
APAC & MEA
Europe
Americas



Germany

Deutsche Bank Investor Deep Dive 2025 Corporate Bank, Fabrizio Campelli 15

Deutsche Bank Investor Deep Dive 2025 16 Supporting Germany’s growth ▪ Successful recent positioning of DB as bank of choice for European Defense clients ▪ Dedicated Public Sector Coverage & Sales teams ▪ Superior positioning as only German bank with strong capital markets access Public Sector ▪ Coverage of full Corporate spectrum and value chain: Business Banking to MNCs, at home and abroad, basic accounts to solutioning for complex transaction needs ▪ Existing access to clients at all levels: C-suite to treasury operations Corporates ▪ Strong relationship with largest, most active Alternative Asset Managers ▪ Proven ability, aligned with IB, to mobilize private capital into strategic sectors (e.g., infra., defense, ESG) ▪ Trusted partner for fund-level financing, hedging and servicing solutions ▪ Luxembourg build-out to serve European funds in flight FIs / NBFIs Corporate Bank, Fabrizio Campelli

Deutsche Bank Investor Deep Dive 2025 17 Corporate Bank’s development across key financials Ratios, in % Cost/income ratio 88.2% 66.1% 59.9% 67.4% 61.7% Post-tax return on average tangible shareholders’ equity 3.5% 11.1% 18.5% 12.7% 16.0% Balance sheet, in € bn Total assets 246 258 264 280 289 Deposits 270 289 289 313 305 Loans (gross of allowance for loan losses) 122 122 117 117 118 Income statement, in € bn 2021 2022 2023 2024 9M 2025 Total net revenues 5.2 6.3 7.7 7.5 5.6 Provision for credit losses (0.0) 0.3 0.3 0.3 0.1 Noninterest expenses 4.5 4.2 4.6 5.1 3.4 Profit (loss) before tax 0.6 1.8 2.8 2.1 2.0 Corporate Bank, Fabrizio Campelli

Deutsche Bank Investor Deep Dive 2025 18 Footnotes Note: Throughout this presentation, figures are rounded and totals may not sum due to rounding differences and percentages may not precisely reflect the absolute figures; forward-looking financials are based on 2025 Forecast and 2026 to 2028 Plan based on September 2025 FX rates, if not stated otherwise; performance indicators 2025-2028 refer to FY 2026, FY 2027 and FY 2028 Slide 3 – Corporate Bank at a glance 1. Based on SWIFT volumes 2. IJ Global Awards 3. The Asian Banker Transaction Finance Awards 2025 – World’s Best Trade Finance Bank in Asia-Pacific Slide 4 – A unique network proposition 1. Note: Accessible correspondent markets highlighted in light blue in the map 2. Based on SWIFT volumes 3. Corporate and FI clients 4. Awarded #1 bank in a transaction banking research report or award pitch/poll results, e.g., Euromoney, The Asset, The Asian Banker, Global Custodian 5. Awarded #1 bank in at least one category in 18 different APAC & MEA countries in a transaction banking research report or award pitch/poll results, e.g., Euromoney, The Asset, The Asian Banker, Global Custodian 6. Internal analysis on Cash Management and Trade Finance products based on multiple internal and third-party inputs 7. Assets under Custody refers to the total value of financial assets that DB holds as a custodian that are managed & safeguarded on behalf of its clients in TSS Slide 5 – Foundations established for growth 1. DB outperformance versus industry revenue pools H1 2024-H1 2025. Source: Coalition Greenwich Global Competitor Analytics for H1 2025. This analysis is based on DB’s product taxonomy and organization structure excluding Lending and Business Banking, and DB’s own revenue numbers. Disclaimer: All information is strictly confidential and not to be reproduced or shared further without the explicit consent of Crisil Coalition Greenwich 2. Net interest income (NII) benefits from rising interest rates, net of the interest hedging effects, and excluding the impact of higher business volumes and deposit pricing discipline 3. Net interest income (NII) headwinds from lower interest rates, net of the interest hedging effects, and including certain episodic client perimeter reductions, but excluding the impact of higher business volumes 4. Assets under Custody growth in the TSS - Securities Services business line Slide 8 – Leveraging the Global Hausbank 1. 2021 to August 2025 increase in number of clients with 6+ more products across IB and CB underlying 16 product groups, product threshold >€ 25k 2. 2021 to August 2025 increase in Corporate Bank revenues with Financial Institutions group sector, excluding Business Banking 3. 2021 to September 2025 increase in IB-FIC products sold to all Risk Management Solutions covered Corporate clients Slide 9 – Scaling up our operating model 1. Cumulative change-the-bank cash spend between 2026 – 2028 2. Core processing systems for Payments & Liquidity, Lending, Trust & Security Services; AI includes genAI, RPA, ML, etc. 3. FY 2028 targeted reduction in run-the-bank costs versus FY 2025 Slide 11 – Optimize and re-deploy capital 1. Excluding operational risk RWA Corporate Bank, Fabrizio Campelli

Deutsche Bank Investor Deep Dive 2025 Glossary AI Artificial Intelligence AM Asset Management APAC Asia Pacific API Application Programming Interface AuC Assets under Custody BB Business Banking B2B2C Business-to-Business-to-Consumer B2C Business-to-Consumer CAGR Compound annual growth rate CB Corporate Bank CIR Cost/income ratio CRM Client Relationship Management / Credit Risk Management CTS Corporate Treasury Services DB Deutsche Bank DLT Distributed Ledger Technology ESG Environmental, Social & Governance FC Forecast FI Financial Institutions FIC Fixed Income & Currencies FX Foreign Exchange FY Full year IB Investment Bank ICS Institutional Client Services IPO Initial Public Offering MEA Middle East and Africa ML Machine learning MNC Multi-National Corporates NBFI Non-Bank Financial Institutions NII Net interest income OpRisk Operational risk PB Private Bank Ppts Percentage points Rev Revenues RoTE Post-tax return on average tangible shareholders’ equity RPA Robotic process automation RWA Risk-weighted assets SME Small & medium enterprises SRT Significant risk transfer STP Straight Through Processing SVA Shareholder value add TF&L Trade Finance & Lending TSS Trust and Securities Services UK United Kingdom 19Corporate Bank, Fabrizio Campelli

Deutsche Bank Investor Deep Dive 2025 20 Speaker biography – Fabrizio Campelli Fabrizio Campelli is the head of the Corporate Bank and Investment Bank since May 2021. He joined the Management Board in November 2019 in his former role of Chief Transformation Officer, responsible for transformation and Human Resources. He took on additional responsibility at Management Board level for Deutsche Bank in the UK and Ireland (UKI) in August 2021, and the Americas region in May 2025. Campelli previously spent four years as the Global Head of Deutsche Bank Wealth Management. Before that he was Head of Strategy & Organisational Development as well as Deputy Chief Operating Officer for Deutsche Bank Group and a member of the Group Executive Committee of Deutsche Bank. He joined Deutsche Bank in 2004 after working at McKinsey & Company in the firm’s London and Milan offices, focusing on strategic assignments mainly for global financial institutions. Corporate Bank, Fabrizio Campelli

Deutsche Bank Investor Deep Dive 2025 21 Cautionary statements Forward-Looking Statements This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our most recent SEC Form 20-F. Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com Non-IFRS Financial Measures This document contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation not provided herein, please refer to the Financial Data Supplement which is available at investor-relations.db.com. When used with respect to future periods, non-GAAP financial measures used by Deutsche Bank are also forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure. For the comparative figures and ratios provided in this presentation, as well as their respective reconciliations, please refer to the published reports for the relevant reporting periods ESG Classification Sustainable financing and ESG investment activities are defined in the “Sustainable Finance Framework” and “Deutsche Bank ESG Investments Framework” which are available at investor-relations.db.com. Given the cumulative definition of the sustainable financing and ESG investment target, in cases where validation against the Frameworks cannot be completed before the end of the reporting quarter, volumes are disclosed upon completion of the validation in subsequent quarters. For details on ESG product classification of DWS, please refer to the section “Sustainability in Our Product Suite and Investment Approach – Our Product Suite” in DWS Annual Report 2024 Corporate Bank, Fabrizio Campelli